Exhibit  7.1

Britannia Bulk Plc

Computation of ratio of earnings to fixed charges

	Year ended December 31,
	2007	2006	2005	2004
EARNINGS
Pretax income (loss)	$47,550	$2,626	$8,560	$7,628
Fixed charges (computed below)	24,755	5,293	1,537	435
Less capitalized interest	0	0	0	0
Total adjusted earnings (A)	72,305	7,919	10,097	8,063

FIXED CHARGES
Interest expensed	$23,296	$5,122	$1,353	$271
Interest capitalised	0	0	0	0
Amortization of borrowing costs	1,459	171	184	164
Estimate of interest in rent expense	0	0	0	0
Total fixed charges (B)	$24,755	$5,293	$1,537	$435

RATIO OF EARNINGS TO FIXED CHARGES (A) DIVIDED BY (B)	2.9X	1.5X	6.6X	18.5X

Excess Amount	$47,550	$2,626	$8,560	$7,628